UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

MOGULREIT I, LLC

(Exact name of issuer as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd, PMB #603
Los Angeles, CA	90064
(Full mailing address of	(Zip code)
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

An investment in our common shares involves substantial risks. You should carefully consider the risk factors in addition to the other information contained in our offering circular before purchasing shares. The occurrence of the stated risks might cause you to lose a significant part, or all, of your investment. The risks and uncertainties discussed in the offering circular are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this semiannual report constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied by these forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements included in this semiannual report. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Operating Results

Overview

MogulREIT I, LLC is a Delaware limited liability company formed on March 2, 2016, to invest in and manage a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets. The use of the terms “MogulREIT I,” the “Company,” “we,” “us” or “our” in this semiannual report refer to MogulREIT I, LLC, unless the context indicates otherwise. We are externally managed by RM Adviser, LLC (our “Manager”), which is an investment adviser registered with the Securities and Exchange Commission (“SEC”) and an affiliate of our sponsor, RM Sponsor, LLC (our “Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager manages our day-to-day operations and also provides asset management and other services with the goal of maximizing our operating cash flow and preserving our capital. Our affiliate, RM Technologies, LLC, which is a wholly-owned subsidiary of Realty Mogul, Co. and an affiliate of our Sponsor and our Manager, operates an online investment platform, www.realtymogul.com (the “Realty Mogul Platform”), through which our common shares are distributed to the public.

On August 12, 2016, our offering of up to $50,000,000 in common shares, which represent limited liability interests in our Company (the “Initial Offering”), was qualified by the SEC, and we commenced operations on August 15, 2016. On May 7, 2019, our follow-on offering (the “Follow-On Offering,” and together with the Initial Offering, the “Offerings”) was qualified by the SEC and we terminated the Initial Offering, and our shares are being offered exclusively through the Realty Mogul Platform.

Pursuant to the Follow-On Offering, we are offering up to $61,238,768 in our common shares. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50,000,000 to $75,000,000. This amendment became effective on March 15, 2021, and we are utilizing this increased offering amount. As of June 30, 2021, we had raised total gross offering proceeds of approximately $90 million from settled subscriptions and issued an aggregate of 8,810,940 common shares, including shares from our Sponsor, in an amount of 250 common shares for an aggregate purchase price of $2,500. We have used, and intend to continue using, substantially all of the net proceeds from the Offerings (after payment and reimbursement of offering expenses, and related administrative fees) to invest in and manage a diversified portfolio of commercial real estate investments, including loans and equity in commercial real estate ventures and other real estate-related assets.

As of June 30, 2021, our portfolio was comprised of approximately $175.9 million in real estate investments at original cost and approximately $7.9 million in real estate debt investments that, in the opinion of our Manager, meets our investment objectives.

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Results of Operations

We commenced operations on August 15, 2016, upon receiving qualification of the Initial Offering from the SEC, and our Follow-On Offering was qualified on May 7, 2019. Our financial statements are presented for the six months ended June 30, 2021, resulting in operating income of approximately $1,712,000 including net operating income from rental operations and interest and preferred return income less depreciation and amortization expenses of approximately $3,727,000. Consolidated net loss for the six months ended June 30, 2021 was approximately 290,000 and the net loss attributable to MogulREIT I was approximately $318,000 after deducting other expenses including interest expense and the change in fair value of an interest rate swap derivative.

Sources of Operating Revenues and Cash Flows

We generate operating revenues from rental income, tenant reimbursements and tenant fee revenue in addition to interest income and preferred return income on our investments. Our investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All the investments we have made to date have been in domestic commercial real estate assets with similar economic characteristics, and we evaluate the performance of all our investments using similar criteria.

Revenue

For the six months ended June 30, 2021, we had revenues of approximately $10,138,000 compared to revenues of approximately $6,544,000 for the six months ended June 30, 2020. The increase in revenue over the comparable prior period was principally due to rental income from new controlling interest equity investments in commercial real estate.

Expenses

For the six months ended June 30, 2021, we incurred operating expenses of approximately $8,426,000 compared to $5,306,000 for the six months ended June 30, 2020, which expenses include asset management fees, servicing fees, and general and administrative expenses associated with running our business as well as other property-level real estate operating expenses related to our equity investments including depreciation and amortization. The increase in expenses over the comparable prior period was principally due to expenses related to new controlling interest equity investments in commercial real estate.

Distributions

We are under no obligation to make distributions at this time, but we have in the past, and expect in the future to continue to declare and pay monthly distributions. Our investors generally begin receiving distributions immediately upon our acceptance of their subscription; we expect to authorize and declare distributions based on monthly record dates.

On September 27, 2016, we declared our first distribution to shareholders of record as of the close of business on September 30, 2016. Our Manager has declared monthly distributions thereafter, for shareholders of record as of the close of business on the last day of each month through June 30, 2021.

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Beginning January 1, 2019, our Manager calculates distributions on a daily basis.

Distribution Period for Daily Record Dates	Date of Authorization	Payment Date(1)	Daily Cash Distribution Amount Per Common Share	Net Asset Value (NAV) Per Share	Annualized Distribution Per Purchase Price		Annualized Yield
1/1/2019 - 1/31/2019	1/24/2019	2/15/2019	$0.0022	$9.71	8.0%		8.24	%(2)
2/1/2019 - 2/28/2019	2/19/2019	3/15/2019	$0.0022	$9.71	8.0%		8.24	%(2)
3/1/2019 - 3/31/2019	3/19/2019	4/15/2019	$0.0022	$9.71	8.0%		8.24	%(2)
4/1/2019 - 4/30/2019	4/29/2019	5/15/2019	$0.0022	$9.75	8.0%		8.21	%(3)
5/1/2019 - 5/31/2019	5/30/2019	6/15/2019	$0.0022	$9.75	8.0%		8.21	%(3)
6/1/2019 - 6/30/2019	6/25/2019	7/15/2019	$0.0022	$9.75	8.0%		8.21	%(3)
7/1/2019 - 7/31/2019	7/24/2019	8/15/2019	$0.0021	$9.76	7.81%		8.0	%(4)
8/1/2019 - 8/31/2019	7/31/2019	9/15/2019	$0.0021	$9.76	7.81%		8.0	%(4)
9/1/2019 - 9/30/2019	8/30/2019	10/15/2019	$0.0021	$9.76	7.81%		8.0	%(4)
10/1/2019 - 10/31/2019	9/30/2019	11/15/2019	$0.0021	$9.71	7.77%		8.0	%(5)
11/1/2019 - 11/30/2019	10/31/2019	12/15/2019	$0.0021	$9.71	7.77%		8.0	%(5)
12/1/2019 - 12/31/2019	12/1/2019	1/15/2020	$0.0021	$9.71	7.77%		8.0	%(5)
1/1/2020 - 1/31/2020	12/1/2019	2/15/2020	$0.0021	$9.70	7.80%		8.0	%(6)
2/1/2020 - 2/29/2020	1/29/2020	3/15/2020	$0.0021	$9.70	7.80%		8.0	%(6)
3/1/2020 - 3/31/2020	1/29/2020	4/15/2020	$0.0021	$9.70	7.80%		8.0	%(6)
4/1/2020 - 4/30/2020	3/30/2020	5/15/2020	$0.0015	$9.45	6.0	%(7)	6.0	%(7)
5/1/2020 - 5/31/2020	3/30/2020	6/15/2020	$0.0015	$9.45	6.0%		6.0	%(8)
6/1/2020 - 6/30/2020	5/28/2020	7/15/2020	$0.0015	$9.45	6.0%		6.0	%(8)
7/1/2020 - 7/31/2020	5/28/2020	8/15/2020	$0.0016	$9.59	6.0%		6.0	%(9)
8/1/2020 - 8/31/2020	7/31/2020	9/15/2020	$0.0016	$9.59	6.0%		6.0	%(9)
9/1/2020 - 9/30/2020	7/31/2020	10/15/2020	$0.0016	$9.59	6.0%		6.0	%(9)
10/1/2020 - 10/31/2020	9/30/2020	11/15/2020	$0.0016	$9.92	6.0%		6.0	%(10)
11/1/2020 - 11/30/2020	9/30/2020	12/15/2020	$0.0016	$9.92	6.0%		6.0	%(10)
12/1/2020 - 12/31/2020	11/30/2020	1/15/2021	$0.0016	$9.92	6.0%		6.0	%(10)
1/1/2021 - 1/31/2021	12/31/2020	2/15/2021	$0.0016	$10.02	6.0%		6.0	%(11)
2/1/2021 - 2/28/2021	12/31/2020	3/15/2021	$0.0016	$10.02	6.0%		6.0	%(11)
3/1/2021 - 3/31/2021	2/28/2021	4/15/2021	$0.0016	$10.02	6.0%		6.0	%(11)
4/1/2021 - 4/30/2021	2/28/2021	5/15/2021	$0.0017	$10.22	6.0%		6.0	%(12)
5/1/2021 - 5/31/2021	4/30/2021	6/15/2021	$0.0017	$10.22	6.0%		6.0	%(12)
6/1/2021 - 6/30/2021	4/30/2021	7/15/2021	$0.0017	$10.22	6.0%		6.0	%(12)
7/1/2021 - 7/31/2021	6/30/2021	8/15/2021	$0.0018	$10.72	6.0%		6.0	%(13)

(1) Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.71 per share NAV and an annual yield of 8.00%, assuming a $10.00 per share purchase price.

(3) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.75 per share NAV and an annual yield of 8.00%, assuming a $10.00 per share purchase price.

(4) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.76 per share NAV and an annual yield of 7.81%, assuming a $10.00 per share purchase price.

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(5) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.71 per share NAV and an annual yield of 7.77% assuming a $10.00 per share purchase price.

(6) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.70 per share NAV and an annual yield of 7.80%, assuming a $10.00 per share purchase price.

(7) This distribution equates to approximately 6.0% on an annualized basis assuming a $9.45 per share net asset value and approximately 5.7% on an annualized basis assuming a $10.00 per share purchase price.

(8) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.45 per share NAV and an annual yield of 6.00%, assuming a $9.45 per share purchase price.

(9) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.59 per share NAV.

(10) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.92 per share NAV.

(11) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.02 per share NAV.

(12) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.22 per share NAV.

(13) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.72 per share NAV.

For the six months ended June 30, 2021, we made cash distributions to our shareholders totaling approximately $1.1 million.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offerings, cash flows from operations, and capital contributions from noncontrolling interests.

We currently obtain the capital required to invest in new commercial real estate investments primarily from existing liquidity and the proceeds of our Offerings, capital contributions from noncontrolling interests, debt financing, and from any undistributed funds from our operations. As of June 30, 2021, we had approximately $27.3 million in cash and cash equivalents and approximately $2.7 million of marketable securities that provide returns on investment and are liquid, which provides flexibility for future investments. We anticipate that proceeds from our Offerings and cash flow from operations will provide sufficient liquidity to meet future funding commitments as well as our operational costs.

Borrowings

For further details, please see “Note 6 ─ Borrowings” in Item 3. “Financial Statements” below.

Cash Flow

The following presents our cash flows for the six months ended June 30, 2021 (in thousands):

For the six months ended June 30, 2021
Operating activities:	$2,271
Investing activities:	(21,811)
Financing activities:	25,361
Net change in cash, restricted cash, and cash equivalents	5,821
Cash, restricted cash, and cash equivalents, beginning of period	27,615
Cash, restricted cash, and cash equivalents, end of period	$33,436

Net cash provided by operating activities was approximately $2,271,000 related principally to operating income after adding back depreciation and amortization.

Net cash used in investing activities was approximately $21,811,000 related principally to the acquisition of our new investments during the six months ended June 30, 2021.

Net cash provided by financing activities was approximately $25,361,000 related principally to proceeds from the issuance of common shares pursuant to the Offerings and borrowings under mortgages payable.

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Outlook and Recent Trends

We believe that the near and intermediate-term market for investment in commercial real estate-related debt securities, commercial real estate-related equity securities, and other real estate-related assets is compelling from a risk-return perspective. Given the likelihood of a continued low interest rate environment for the U.S. economy, which encourages borrowing, we favor an equity-focused strategy that targets preferred equity investments to maximize current income, with significant subordinate capital and downside structural protections, and joint venture equity investments to share the upside of asset appreciation with our shareholders. Our focus is on preferred equity investments and joint venture equity investments as we currently believe they will produce the best risk-adjusted return. Our flexible approach to investing in any U.S. geography and in any of the major commercial real estate property types, including apartment buildings, self-storage facilities, retail centers and office buildings, allows us to quickly take advantage of opportunities created by market changes. We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, will provide opportunities to invest in assets with attractive returns.

MACRO OVERVIEW

We believe that the stimulus provided by the federal government accomplished its goal of facilitating economic growth as the U.S. continues to recover from the COVID-19 pandemic. During Q2 2021, the U.S. Bureau of Economic Analysis estimated that U.S. real GDP grew 6.5% quarter over quarter, and total GDP now exceeds pre-pandemic levels by 4.7%. The Federal Reserve continues to increase its GDP prediction and now forecasts a 7.0% increase in real GDP for 2021, which would represent the highest annual growth since 1984, as well as a 4.5% unemployment rate by year-end. Strong employment may put upward pressure on wages, which could benefit the multifamily asset class by increasing personal savings. In addition, the Consumer Price Index rose year over year 4.2% in April, 5.0% in May, and 5.4% in June according to the U.S. Bureau of Labor Statistics. We believe that real estate is positively correlated with inflation as property prices and rental income tend to rise as inflation rises. We like multifamily investments in an inflationary environment as the typical one-year lease term allows an owner to mark rents to market on an annual basis. Similarly, leases at office and retail assets typically include rent escalations to account for inflation as well. As cities across the country continue to reopen since the outbreak of the COVID-19 pandemic, we believe that the economy will continue to improve and create an accretive environment for real estate investment. We believe that MogulREIT I is well positioned as it continues to seek a diversified portfolio of commercial real estate, which has a low or negative correlation to other major asset classes and over time has exhibited less volatility than other asset classes.

EMPLOYMENT AND WAGE GROWTH

Unemployment has fluctuated as a result of the COVID-19 pandemic, reaching a peak in April 2020 at 14.9% as reported by the U.S. Bureau of Labor Statistics (“BLS”). The unemployment rate has dropped or remained static each month since April 2020, ending August 2021 at 5.2%. The Fed forecasts that the unemployment rate will decrease to 4.8% for 2021.

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IMPACT OF MONETARY POLICY

In an effort to relieve downward economic pressure caused by the COVID-19 pandemic, the federal government has intervened with multiple stimulus bills. In 2020, Congress passed the $484 billion Paycheck Protection Program (“PPP”) and Health Care Enhancement Act, the $2.3 trillion CARES Act, the $8.3 billion Coronavirus Preparedness and Response Supplemental Appropriations Act and the $192 billion Families First Coronavirus Response Act, totaling almost $3 trillion of COVID-19 pandemic-related aid to both business and individuals.

Congress finalized the American Rescue Plan, a $1.9 trillion relief bill, which includes an additional $1,400 stimulus payment, $25 billion in rental assistance for low and moderate-income households who have lost jobs during the pandemic, and $5 billion to help struggling renters pay their utility bills. The plan will also continue to protect tenants from eviction through September 30, 2021.

The Wharton School at University of Pennsylvania estimates that the American Rescue Plan will increase GDP by approximately 0.6% in 2021 while lowering GDP by 0.2% in 2022. We expect this federal stimulus to further benefit the economic recovery, but with such aggressive stimulus over the past year, it may lead to inflation in the intermediate term. We believe that real estate acts as a hedge against inflation as property prices and rental income tend to rise as inflation rises.

2021 OUTLOOK

Although the country has entered a period of higher uncertainty as a result of the impact of the COVID-19 pandemic, we believe that unprecedented federal stimulus has distorted the markets and helped us to avoid a crisis like 2008. We have acquired, and will continue to acquire, stable, cash-producing investments to meet our distribution target, and we will continue to employ an acquisition strategy that supports this goal. Originally, in order to achieve this goal, we invested in senior and mezzanine loans and preferred equity. In 2019, we shifted away from these types of investments due to the historically low interest rate environment and the thesis that we could achieve better risk adjusted returns by investing in joint venture equity. We target highly occupied, stable assets, and we believe that multifamily, office and industrial assets will offer us the best risk-adjusted return and cash flow to meet our distribution objectives.

We believe this investment strategy will position us to be an income-focused real estate investment trust (“REIT”) so that we can meet our investment objectives of paying attractive and consistent cash distributions to shareholders, creating a portfolio of diversified investments and preserving, protecting, increasing and returning shareholders’ capital contributions.

INVESTMENT STRATEGY

We have used, and intend to continue using, substantially all of the proceeds of the Offering to invest in and manage a diversified portfolio of commercial real estate investments, including loans and equity in commercial real estate ventures that will represent at least 80% of the total value of our assets in the types of assets described above, plus in “real estate-related assets” that are related to one or more underlying commercial real estate projects. These real estate-related assets may include assets, such as equity or preferred equity interests in companies whose primary business is to own and operate one or more specified commercial real estate projects, debt securities whose payments are tied to a pool of a commercial real estate projects (such as CMBS, collateralized debt obligations (“CDOs”) and REIT senior unsecured debt), interests in publicly traded REITs, and other commercial real estate-related assets.

We will seek to maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. We will seek to emphasize the payment of current returns to shareholders and preservation of invested capital. We also intend to diversify our portfolio by investing in direct interests in real estate and in equity instruments, primarily in real estate-related companies as described above, subject to certain limitations related to our qualification as a REIT and to maintaining our exclusion under the Investment Company Act of 1940. Our focus on investing in equity instruments will be to seek investments that will produce returns to shareholders through rental income and capital appreciation. The investment objective for the Company is to achieve attractive, risk-adjusted returns that exceed alternative real estate investment offerings.

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Our Manager, through its affiliates, intends to structure, underwrite and originate many of the investments that we make as we believe that this provides for the best opportunity to control our borrower and partner relationships and optimize the terms of our investments. Our affiliates’ underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at Realty Mogul, Co., will involve comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We believe the current and future market environment provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

To date, our debt strategy includes 23 originated loans, subordinated loans and preferred equity investments totaling approximately $58.1 million with a weighted average coupon of approximately 11.2% at origination. Twenty of these investments have paid off to date, totaling approximately $52 million. Since the beginning of the year, we had two investments pay off, one office and one retail property, which are asset classes susceptible to economic issues related to the COVID-19 pandemic.

We have three remaining debt or debt-like investments on our books – one of which is set to mature within the next year and a half, and two of which, Texas Retail Portfolio and Shiloh Park, have a longer remaining duration.

As we look forward, we are cautiously optimistic about our joint venture equity strategy, and we will seek to take advantage of our ample cash position and low interest rate environment. We have now made eight such investments – (i) La Privada Apartments in El Paso, TX; (ii) The Hamptons Apartments in Virginia Beach, VA; (iii) Columbus Office Portfolio in Columbus, OH; (iv) Pohlig Box Factory & Superior Warehouse in Richmond, VA; (v) Lubbock Medical Office in Lubbock, TX; (vi) NV Energy NNN in Las Vegas, NV; (vii) Turtle Creek Apartments in Fenton, MO; and (viii) Kings Landing Apartments in Creve Coeur, MO, which closed on July 28, 2021. These investments are similar in that we expect them to maintain higher cash flow throughout the hold period, while potentially mitigating risk due to the strength of tenants in our office assets and large number of individual tenants at each multifamily property.

Lastly, we continue to underwrite and pursue multifamily assets, the sector that has been the primary focus of our Manager’s parent, RealtyMogul Co., for the last seven years and RealtyMogul Co. and its affiliates have thus far invested in over 18,500 apartment units as of July 31, 2021. We fundamentally believe that the need for affordable and workforce housing is not going to change in the next 10+ years; however, there may be some temporary moments of pain for investors and landlords. We believe this downturn will allow us to acquire and invest in quality assets in quality markets – if we have the stomach and patience, which decades of combined experience in real estate among our team has taught us that we do. While we will take advantage of the low interest rate environment when we finance the underlying properties of our equity investments, our underwriting guidelines mandate that the property must also meet our rigorous underwriting standards on its own. We are underwriting cautious business plans in Year 1, with potential changes including removing unit renovations, increasing bad debt and/or removing rent growth. We believe that our robust process for sourcing new investments, prudent underwriting and patience will allow us to thrive over the long term.

As we look forward for MogulREIT I, we intend to continue the strategy of seeking optimal risk-adjusted returns. We plan to acquire joint venture equity investments located in resilient secondary and tertiary markets; and we will also continue to seek fixed income investments to the extent the risk profiles meet our investment criteria. We want MogulREIT I to be well positioned to spend the next 5 to 10 years generating income and holding and growing assets. Our goal is and has always been to pay attractive and consistent cash distributions to our investors and to preserve, protect, increase, and return investors’ capital contribution.

Critical Accounting Policies

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”) requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, the experience of our Manager’s affiliates, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

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Please refer to “Note 2 — Summary of Significant Accounting Policies,” in Item 3. “Financial Statements” contained in this report, for a more thorough discussion of our accounting policies and procedures.

Off-Balance Sheet Arrangements

As of June 30, 2021, we had no off-balance sheet arrangements.

Related Party Arrangements

For further details, please see “Note 9 ─ Related Party Arrangements” in Item 3. “Financial Statements” below.

Non-GAAP Financial Measures

Our Manager believes that funds from operations (“FFO”) and adjusted funds from operations (“AFFO”), each of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and of our company in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (“NAREIT”) as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations.

We calculate AFFO by subtracting from (or adding to) FFO:

●	the amortization of accrual or various deferred costs; and

●	an adjustment to reverse the effects of unrealized gains/(losses).

Our calculation of AFFO differs from the methodology used for calculating AFFO by certain other REITs and, accordingly, our AFFO may not be comparable to AFFO reported by other REITs. Our management will utilize FFO and AFFO as measures of our operating performance, and believes they will be useful to investors because they facilitate an understanding of our operating performance after adjustment for certain non-cash expenses. Additionally, FFO and AFFO will serve as measures of our operating performance because they facilitate evaluation of the Company without the effects of selected items required in accordance with GAAP that may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, AFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and AFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs.

Neither FFO nor AFFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and AFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor AFFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

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Our unaudited FFO and AFFO calculations for the six months ended June 30, 2021, are as follows:

For the Six
months ended
June 30,
2021
(in thousands)
GAAP net loss attributable to MogulREIT I, LLC	$(318)
Add: depreciation of properties	2,851
Adjustments for noncontrolling interests	(748)
Adjustments for unrealized loss on marketable securities	148
Adjustments for realized gain on marketable securities	(95)
Funds from operations ("FFO") applicable to common stock	1,838
Add: amortization of lease intangibles	99
Add: amortization of deferred financing costs	132
Adjustments for noncontrolling interests	15
Adjusted funds from operations ("AFFO") applicable to common stock	$2,084

Item 2. Other Information

None.

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Item 3. Financial Statements

MogulREIT I, LLC

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MogulREIT I, LLC

Consolidated Balance Sheets

As of June 30, 2021 (unaudited) and December 31, 2020 (audited)

(Amounts in thousands, except share data)

	As of June 30, 2021	As of December 31, 2020
ASSETS
Real estate investments, at cost
Land	$19,539	$16,470
Building and improvements	152,403	128,509
Tenant improvements	3,998	3,886
Total real estate investments, at cost	175,940	148,865
Less accumulated depreciation	(7,357)	(4,506)
Real estate investments, net	168,583	144,359
Real estate debt investments, net	7,948	9,523
Marketable securities, at fair value	2,720	6,767
Intangible lease assets, net	10,587	11,158
Cash and cash equivalents	27,284	21,473
Shareholder funds receivable	340	217
Restricted cash, escrows and deposits	6,152	6,142
Prepaid expenses	232	169
Interest receivable	133	89
Rent receivable, net	2,055	2,289
Other receivables	433	89
Total Assets	$226,467	$202,275

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$1,931	$2,172
Deferred offering costs payable	86	38
Mortgages payable, net of deferred financing costs of $1,178 and $1,070	112,724	93,630
Intangible lease liabilities, net	26,004	26,781
Security deposits	572	433
Distributions payable	425	383
Settling subscriptions payable	924	673
Asset management fee payable	78	63
Other liabilities	1,375	1,676
Total Liabilities	144,119	125,849

Members’ Equity
Common shares, $10.22 and $9.92 per share; unlimited shares authorized; 8,260,226 and 7,555,969 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	80,013	73,256
Accumulated deficit	(8,933)	(6,225)
Total MogulREIT I, LLC Equity	71,080	67,031
Noncontrolling interests in consolidated joint ventures	11,268	9,395
Total Members’ Equity	82,348	76,426

Total Liabilities and Members’ Equity	$226,467	$202,275

The accompanying notes are an integral part of these consolidated financial statements.

11

MogulREIT I, LLC

Consolidated Statements of Income (Loss)

For the Six Months ended June 30, 2021 (unaudited) and June 30, 2020 (unaudited)

(Amounts in thousands, except share data)

	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2020
Revenues
Rental income, net	$7,863	$3,982
Tenant reimbursements and other revenue	1,709	1,337
Interest and preferred return income	566	1,225
Total Revenues	10,138	6,544

Operating Expenses
Asset management fees	522	484
Depreciation and amortization	3,727	1,816
Real estate operating expenses	3,539	2,462
Servicing fee	22	72
General and administrative expenses	616	472
Total Operating Expenses	8,426	5,306
Operating Income	1,712	1,238
Other Income and Expenses
Interest expense	2,369	1,137
Change in fair value of derivative	(353)	1,541
Other (income) expense	(67)	15
Unrealized loss on marketable securities	148	-
Realized gain on marketable securities	(95)	-
Consolidated Net Loss	(290)	(1,455)
Net Income (Loss) attributable to Noncontrolling Interests	28	(671)
Net Loss attributable to MogulREIT I, LLC	$(318)	$(784)

The accompanying notes are an integral part of these consolidated financial statements.

12

MogulREIT I, LLC

Consolidated Statements of Members’ Equity

For the Six Months ended June 30, 2021 (unaudited) and June 30, 2020 (unaudited)

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total MogulREIT I,	Noncontrolling Interests in Consolidated	Total Members’
	Shares	Amount	Deficit)	Equity	Joint Ventures	Equity
Balance as of December 31, 2019	6,452,647	$62,723	$(1,272)	$61,451	$5,260	$66,711
Proceeds from issuance of common shares, net of syndication costs	754,237	7,432	-	7,432	-	7,432
Stock award	1,000	9	-	9	-	9
Shareholder funds receivable	15,934	151	-	151	-	151
Repurchase of common shares	(133,653)	(1,265)	-	(1,265)	-	(1,265)
Amortization of deferred offering costs	-	(66)		(66)	-	(66)
Distributions declared on common shares	-	-	(2,294)	(2,294)	-	(2,294)
Distributions to noncontrolling interests	-	-	-	-	(240)	(240)
Net loss	-	-	(784)	(784)	(671)	(1,455)
Balance as of June 30, 2020	7,090,165	$68,984	$(4,350)	$64,634	$4,349	$68,983

	Common Shares		Retained Earnings (Accumulated	Total MogulREIT I, LLC	Noncontrolling Interest in Consolidated	Total Members’
	Shares	Amount	Deficit)	Equity	Joint Ventures	Equity
Balance as of December 31, 2020	7,555,969	$73,256	$(6,225)	$67,031	$9,395	$76,426
Proceeds from issuance of common shares, net of syndication costs	874,842	8,820	-	8,820	-	8,820
Stock award	3,000	30	-	30	-	30
Repurchase of common shares	(173,585)	(1,811)	-	(1,811)	-	(1,811)
Amortization of deferred offering costs	-	(282)	-	(282)	-	(282)
Contributions from noncontrolling interests, net of syndication costs	-	-	-	-	2,363	2,363
Distributions declared on common shares	-	-	(2,390)	(2,390)	-	(2,390)
Distributions to noncontrolling interests	-	-	-	-	(518)	(518)
Net income (loss)	-	-	(318)	(318)	28	(290)
Balance as of June 30, 2021	8,260,226	$80,013	$(8,933)	$71,080	$11,268	$82,348

The accompanying notes are an integral part of these consolidated financial statements.

13

MogulREIT I, LLC

Consolidated Statements of Cash Flows

For the Six Months ended June 30, 2021 (unaudited) and June 30, 2020 (unaudited)

(Amounts in thousands)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2021	June 30, 2020
OPERATING ACTIVITIES:
Consolidated net loss	$(290)	$(1,455)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation	2,851	1,361
Unrealized loss on marketable securities	148	-
Realized gain on marketable securities	(95)	-
Non-cash adjustment for stock award	30	9
Amortization of intangible assets relating to leases	876	531
Amortization of intangible liabilities relating to leases	(776)	(77)
Amortization of deferred financing costs	132	60
Changes in assets and liabilities:
Net change in prepaid expenses	(63)	(102)
Net change in interest receivable	(44)	186
Net change in rent receivable	234	(172)
Net change in other receivables	(344)	195
Net change in accounts payable and accrued expenses	(241)	(200)
Net change in asset management fee payable	15	9
Net change in security deposit	139	52
Net change in other liabilities	(301)	1,647
Net cash provided by operating activities	2,271	2,044
INVESTING ACTIVITIES:
Purchases of real estate	(25,468)	(26,766)
Improvements to real estate	(1,912)	-
Repayment of debt related investments	1,575	20,622
Proceeds from sales of marketable securities	3,994	-
Net cash used in investing activities	(21,811)	(6,144)
FINANCING ACTIVITIES:
Proceeds from the issuance of common shares, net of syndication costs	7,423	6,664
Repurchase of common shares	(1,561)	(1,275)
Payment of cash distributions	(1,075)	(1,131)
Capital contribution from noncontrolling interests, net of syndication costs	2,363	-
Distribution to noncontrolling interests	(518)	(240)
Borrowings under mortgages payable	19,203	6,025
Deferred offering costs paid	(234)	(22)
Payment of finance costs	(240)	(91)
Net cash provided by financing activities	25,361	9,930

Net increase in cash, restricted cash and cash equivalents	5,821	5,830
Cash, restricted cash and cash equivalents, beginning of period	27,615	15,544
Cash, restricted cash and cash equivalents, end of period	$33,436	$21,374

Cash paid for interest	$2,210	$929
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:

Shareholder funds receivable	$(123)	$339
Settling subscriptions payable	$251	$(11)
Dividends declared but not paid	$42	$(94)
Deferred offering costs payable	$48	$43
Shares issued through distribution reinvestment program	$1,274	$1,257

The accompanying notes are an integral part of these consolidated financial statements.

14

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands, except share and per share data)

Note 1 – Formation and Organization

The consolidated financial statements include MogulREIT I, LLC, its wholly-owned subsidiary, Realty Mogul 83, LLC (“RM83”), and its controlled joint ventures, RM La Privada, LLC (“La Privada”), RM The Hamptons, LLC (“The Hamptons”), Columbus Office Portfolio, LLC (“Columbus”), RM Pohlig, LLC (“Pohlig”), RM Lubbock MOB, LLC (“Lubbock MOB”), Power House Sahara LV, LLC (“ NV Energy”) and RM Turtle Creek, LLC (“Turtle Creek”).

MogulREIT I, LLC is a Delaware limited liability company formed on March 2, 2016 to invest in and manage a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets. RM83, La Privada, The Hamptons, Columbus, Pohlig, Lubbock MOB, NV Energy and Turtle Creek, organized in June 2017, May 2019, August 2019, November 2019, February 2020, June 2020, July 2020 and January 2021, respectively, are Delaware limited liability companies and special purpose entities (“SPE”) that hold investments in real estate-related assets. The use of the terms “MogulREIT I”, the “Company”, “we”, “us”, or “our” in this semiannual report refer to MogulREIT I, LLC and its subsidiary collectively, unless the context indicates otherwise.

The Company is externally managed by RM Adviser, LLC (“RM Adviser” or “Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager is an investment adviser registered with the Securities and Exchange Commission (“SEC”).

The Company’s investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. We have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary.

On August 12, 2016, our initial offering of common shares, which represent limited liability company interests in our Company (the “Initial Offering”), was qualified by the SEC, and we commenced operations on August 15, 2016. On May 7, 2019, we commenced our follow-on offering (the “Follow-on Offering” and, together with the Initial Offering, the “Offerings”) and terminated our Initial Offering. We are continuing to offer in the Follow-on Offering up to $61,239 in our common shares, which represents the value of the shares available to be offered as of June 11, 2021 out of the rolling 12-month maximum offering amount of $75,000 in our common shares, including shares sold pursuant to our distribution reinvestment plan. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50,000 to $75,000. This amendment became effective March 15, 2021, and we are utilizing this increased offering amount. Our offering price per share equals the most recently announced NAV per share, which is $10.72 per share, as of June 30, 2021. As of June 30, 2021 we had issued an aggregate of 8,810,940 common shares in the Offerings for gross offering proceeds of approximately $90 million.

15

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated balance sheets, statements of income (loss), statements of members’ equity, statements of cash flows and related notes to the consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The Company has adopted a calendar end for financial reporting.

GAAP requires any subsidiaries or affiliates under common control to be consolidated. The consolidated financial statements of the Company include its wholly-owned subsidiary, RM83, which was formed during 2017, its controlled joint ventures, La Privada, The Hamptons and Columbus, all of which were acquired during 2019, Pohlig, Lubbock MOB and NV Energy, all of which were acquired during 2020, and Turtle Creek, which was acquired during 2021.

All significant intercompany balances and transactions are eliminated in consolidation.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report on Form 1-K for the fiscal year ended December 31, 2020, which was filed with the SEC on April 29, 2021.

Reclassification of Prior Year Presentation

Certain amounts in the prior period have been reclassified to conform to the current year presentation in connection with the classification of rental income, net, tenant reimbursements and other revenue, real estate operating expenses and general and administrative expenses on the consolidated statements of income (loss). The reclassification had no effect on the previously reported totals (e.g., consolidated net income (loss)).

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Shareholder Funds Receivable

Shareholder funds receivable consists of shares that have been issued with subscriptions that have not yet settled. As of June 30, 2021 and December 31, 2020, there was $340 and $217, respectively, in subscriptions that had not settled. All of these funds settled subsequent to June 30, 2021 and December 31, 2020, respectively. Shareholder funds receivable are carried at cost which approximates fair value.

16

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

Settling Subscriptions Payable

Share repurchases initiated in June 2021 and December 2020 were settled in August 2021 and February 2021, respectively. These liabilities were reversed subsequent to June 30, 2021 and December 31, 2020 when the share repurchases settled in August 2021 and February 2021, respectively.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic Concentration

As of June 30, 2021, the Company’s investments in real estate operate in Virginia, Ohio, Texas, Colorado, Nevada and Missouri. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing and commercial real estate in those geographical areas.

For the six months ended June 30, 2021, the Company’s annualized rental income in real estate equity investments by state is approximately 28%, 24%, 19%, 15%, and 13%, for Nevada, Virginia, Ohio, Texas, and Missouri, respectively.

Organization, Offering and Related Costs

Organization and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offerings, and the marketing and distribution of shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees and expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to members’ equity. The deferred offering costs will be charged against the gross proceeds of the Offerings when received or written off in the event that the Follow-on Offering is not successfully completed. The Manager and/or affiliates will be reimbursed for organization and offering expenses incurred in conjunction with the Offerings.

As of June 30, 2021 and December 31, 2020, the Manager had incurred offering costs of $2,148 and $1,866, respectively, on behalf of the Company. As of June 30, 2021 and December 31, 2020, $2,148 and $1,866, respectively, of offering costs had been amortized and were included in the consolidated statements of members’ equity. Deferred offering costs are amortized in proportion to the offering proceeds received over the offering proceeds expected to be received.

17

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE and reassesses the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and have sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of June 30, 2021 and December 31, 2020, the Company held investments in seven and six entities, respectively, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participation rights.

18

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and the ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. We review our debt related investments on a monthly basis, or more frequently when such an evaluation is needed, to determine if an impairment exists. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Codification (“ASC”) Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan reserve, if deemed appropriate, which approximates fair value.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns. We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Income Taxes

The Company has elected to be taxed, and currently qualifies, as a REIT for federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its shareholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2021 and December 31, 2020.

For the six months ended June 30, 2021 and for the year ended December 31, 2020, $2,390 and $4,454, respectively, in distributions have been made to shareholders. The Company expects its distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the shareholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the shareholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our shareholders’ common shares.

Tax periods from 2017 to 2021 remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

19

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, or origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on mezzanine loans classified as held to maturity and investments in preferred equity that are accounted for using the cost method if the terms of the equity investment includes terms that are similar to interest on a debt instrument. As of June 30, 2021 and December 31, 2020, no amortization of premium, discount, or origination costs or fees have been recognized.

For certain properties, in addition to contractual base rent, the tenants pay their share of taxes, insurance, common area maintenance, and utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

As a result of the adoption of ASC 606, Revenue from Contracts with Customers (“ASC 606”), the Company has updated its policies as it relates to revenue recognition. Revenue is measured based on consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The adoption of ASC 606 in 2019 did not materially change our revenue recognition patterns.

Purchase Accounting for Acquisitions of Real Estate

The Company adopted the provisions of Accounting Standards Update (“ASU”) 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The purchase consideration includes cash paid, the fair value of equity or other assets issued, and the fair value of any assumed debt. The Company assesses the fair value of assumed debt based on estimated cash flow projections that utilize appropriate discount rates and available market information. Such inputs are categorized as Level 3 in the fair value hierarchy. The difference between the fair value and the stated principal of assumed debt is amortized using the effective interest method basis over the terms of the respective debt obligation.

The fair value of the purchase consideration is then allocated based on the relative fair value of the assets including land, buildings, site improvements and intangible assets including in-place leases at the acquisition date. The Company estimates the fair value of the assets using market-based, cost-based, and income-based valuation techniques.

20

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors. As of June 30, 2021 and December 31, 2020, the Company determined that there was no impairment of long-lived assets.

For each lease we assume through an acquisition of a property, the Company applies ASC 805-20-25-12 to determine whether the terms of the lease are favorable or unfavorable compared with the market terms of a lease for a similar property at the acquisition date. If the terms are favorable, an above-market lease intangible asset is recorded, and if the terms are unfavorable, a below-market lease liability is recorded. ASC 805-20-25-12 does not provide further guidance on how to arrive at the fair value of the above- or below-market lease intangible asset or liability, so the Company refers to ASC 820 and ASC 840 for the appropriate valuation guidance. ASC 820 provides detailed guidance for using management’s judgment and other market participant considerations in assessing fair value when quoted prices are not available. Primarily all of the Company’s existing above- and below-market leases resulted from our 2019 and 2020 acquisitions of office properties.

Restricted Cash and Escrows

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statements of cash flows. The standard requires that changes in restricted cash and restricted cash equivalents during the period be included in the beginning and ending cash and cash equivalents balance reconciliation on the statements of cash flows. The adoption of this standard results in amounts previously recorded in cash provided by (used in) operating activities on the statements of cash flows to be included in the beginning and ending balances of Cash, Restricted Cash, and Cash Equivalents on the statements of cash flows. The adoption of this standard results in amounts detailed below that are reported as restricted cash and escrows and deposits on the balance sheet to be included in Cash, Restricted Cash, and Cash Equivalents on the statements of cash flows.

21

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

The following are the amounts reported on the consolidated balance sheets that are included in Cash, Restricted Cash, and Cash Equivalents on the consolidated statements of cash flows:

	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020

Cash and cash equivalents	$27,284	$21,473
Restricted cash, escrows and deposits	6,152	6,142
Total cash, restricted cash and cash equivalents	$33,436	$27,615

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make required rent payments. As of June 30, 2021 and December 31, 2020, there was $314 and $0, respectively, in the allowance for doubtful accounts. The Company records bad debt expense in real estate operating expenses in the consolidated statements of income (loss).

Depreciation and Amortization

Depreciation of assets is computed on the straight-line method over the estimated useful life of the asset. Depreciation of buildings is computed on the straight-line method over an estimated useful life of 30 to 49 years. Site improvements, building improvements and tenant improvements are depreciated on the straight-line method over an estimated useful life of 1.1 to 19 years and depreciation of furniture, fixtures and equipment is computed on the straight-line method over an estimated useful life of 5 to 9 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Amortization of intangible lease assets is computed over the remaining life of the leases using the straight-line method.

Deferred Financing Costs

Mortgage costs are deferred and amortized using the straight-line method, which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations. For more information regarding the deferred financing costs for the six months ended June 30, 2021 and the year ended December 31, 2020, see Note 6 – “Borrowings – Mortgages Payable”.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

22

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

On a recurring basis, the Company measures its interest rate swap derivative liability on the Columbus portfolio at its estimated fair value. In determining the fair value of its interest rate swap derivative, the Company uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of the instrument. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and that of the respective counterparty in the fair value measurement. The credit valuation adjustments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by either the respective counterparty or the Company. However, the Company determined that the impact of the credit valuation adjustments were not significant to the overall valuation of the swap. As a result, the fair value of the swap is considered to be based primarily on Level 2 inputs and a Level 2 measurement.

The interest rate swap derivative liability related to the Columbus portfolio had an estimated fair value of $943 and $1,295 as of June 30, 2021 and December 31, 2020, respectively, which is included in other liabilities in the accompanying consolidated balance sheets.

On a recurring basis, the Company measures its investment in marketable securities at fair value consisting of its investment in exchange traded funds. The exchange traded funds are freely tradeable in active markets and fair value is based on the quoted market price for identical securities, which represents a Level 1 input and Level 1 measurement. The marketable securities are treated as trading securities with unrealized gains and losses from the change in fair value reported in the consolidated statements of income (loss).

The Company is required to disclose an estimate of fair value of financial instruments for which it is practicable to estimate the fair value. For certain financial instruments, fair values are not readily available since there are no active trading markets characterized by current exchanges by willing parties. The Company believes that the carrying amount reasonably approximates the fair value of the Company’s financial instruments.

Fair Value Option

ASC 825, Fair Value Option for Financial Assets and Financial Liabilities (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

Note 3 – Real Estate Debt Investments

As of both June 30, 2021 and December 31, 2020, none of our debt related investments were considered impaired, and no impairment charges were recorded in the consolidated financial statements. We believe the fair value of the debt investments approximates the carrying value of the debt investments as of June 30, 2021 and December 31, 2020. We have invested in 23 debt and debt-like investments with 20 of those investments paying off in full since inception.

The following table presents the Company’s investments in real estate debt related assets as of June 30, 2021 and December 31, 2020:

23

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

As of June 30, 2021:

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by Investment Type
Mezzanine Loan	1	$2,300	$2,300	10.00%	28.94%
Preferred Equity	2	5,648	5,648	13.18%	71.06%
Balance as of June 30, 2021	3	$7,948	$7,948	12.26%	100.00%

As of December 31, 2020:

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by Investment Type
Mezzanine Loan	2	$3,425	$3,425	10.57%	30.93%
Preferred Equity	3	7,648	6,098	12.94%	69.07%
Balance as of December 31, 2020	5	$11,073	$9,523	12.09%	100.00%

The following table describes our debt related investment activities for the six months ended June 30, 2021 and the year ended December 31, 2020:

Investments in Debt:	Amount
Balance at beginning of period	$33,331
Investments	2,323
Principal repayments (1)	(26,131)
Balance as of December 31, 2020	9,523
Investments	-
Principal repayments	(1,575)
Balance as of June 30, 2021	$7,948

(1)	Principal repayments exclude Parkway Plaza mezzanine loan repayment of $3,400 which was sold in 2019 and cash was received in 2020.

24

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

Credit Quality Monitoring

The Company’s debt investments and preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests described above. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing”. As of June 30, 2021 and December 31, 2020, all investments are considered to be performing and no allowance for loan loss has been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

Note 4 – Consolidated Investments in Real Estate

The following table presents the Company’s consolidated investments in real estate as of June 30, 2021:

Description of Property	Land	Building and Improvements	Tenant Improvements	Accumulated Depreciation	Intangible Lease Asset	Amortized Intangible Lease Asset	Intangible Lease Liability	Amortized Intangible Lease Liability	Total
Turtle Creek	$3,069	$22,094	$-	$(231)	$305	$(305)	$-	$-	$24,932
Fenton, Missouri
NV Energy	1,957	49,978	1,643	(1,785)	7,055	(379)	(26,029)	1,400	33,840
Las Vegas, NV
Lubbock MOB	1,359	6,174	264	(206)	864	(77)	-	-	8,378
Lubbock, TX
Pohlig	1,660	15,257	46	(720)	242	(242)	-	-	16,243
Richmond, VA
Columbus	4,748	29,928	2,045	(2,021)	4,214	(1,089)	(1,630)	255	36,450
Columbus, OH
The Hamptons	4,226	18,075	-	(1,322)	344	(344)	-	-	20,979
Virginia Beach, VA
La Privada Apartments	2,520	10,897	-	(1,072)	282	(282)	-	-	12,345
El Paso, TX
Total	$19,539	$152,403	$3,998	(7,357)	$13,306	$(2,719)	$(27,659)	$1,655	$153,167

Depreciation expense amounted to $2,851 and $1,361, respectively, for the six months ended June 30, 2021 and June 30, 2020.

25

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

As of both June 30, 2021 and December 31, 2020, the amortization period for the intangible lease assets ranges from 3 months to 18.5 years. At June 30, 2021 and December 31, 2020, accumulated amortization of intangible lease assets was $2,719 and $1,843, respectively. The unamortized balance of intangible lease assets, at June 30, 2021 and December 31, 2020, was $10,587 and $11,158, respectively. At June 30, 2021 and December 31, 2020, accumulated amortization of below-market lease liabilities, was $1,655 and $878, respectively. The unamortized balance of below-market lease liabilities, at June 30, 2021 and December 31, 2020, was $26,004 and $26,781, respectively. For the six months ended June 30, 2021 and June 30, 2020, the Company recognized amortization expense of $876 and $454, respectively.

Minimum Future Rents and Amortization of Lease Intangible Assets

The multi-family rental properties owned at June 30, 2021 are principally leased under 12-month operating leases with tenant renewal rights. For commercial properties, the following details the future minimum rents and amortization of intangible lease assets and liabilities over the next five years:

Year Ending December 31,	Future minimum lease payments	Intangible Lease Assets	Intangible Lease Liabilities
Six months 2021	$2,963	$555	$775
2022	5,725	805	1,553
2023	5,602	805	1,553
2024	5,482	805	1,553
2025	5,168	805	1,553
Thereafter	15,008	6,812	19,017
Total	$39,948	$10,587	$26,004

Note 5 – Marketable Securities

As of June 30, 2021, the Company held one investment in exchange traded funds for a total cost of $2,599. The table below summarizes the assets measured at fair value on a recurring basis and their respective position level in the fair value hierarchy:

		Fair value measurements at the reporting date using:
		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Investment in marketable securities	$2,720	$2,720	$-	$-

The unrealized gain on investment held in marketable securities included in the consolidated statements of income (loss) attributable to Level 1 measurements was $36 for the six months ended June 30, 2021.

26

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

Note 6 – Borrowings

Mortgages Payable

The following table details the Mortgages payable, net balances per the consolidated balance sheets:

June 30, 2021
Mortgages payable, gross	$113,902
Unamortized deferred financing costs	(1,178)
Mortgages payable, net	$112,724

December 31, 2020
Mortgages payable, gross	$94,700
Unamortized deferred financing costs	(1,070)
Mortgages payable, net	$93,630

Scheduled principal repayments during the next five years and thereafter are as follows:

Year Ending December 31,	June 30, 2021
2021	$331
2022	692
2023	29,585
2024	954
2025	996
Thereafter	81,344
Total	$113,902

The Company presents unamortized deferred financing costs as a direct deduction from the carrying amount of the related debt liability.

The details of the mortgages payable are as follows:

Turtle Creek

The mortgage loan payable by Turtle Creek was originated on January 28, 2021 by Berkadia Commercial Mortgage LLC, in the amount of $18,900. The outstanding balance as of June 30, 2021 was $18,900. The mortgage loan has a maturity date of February 1, 2031. The mortgage loan has a fixed interest rate of 3.33% and begins amortizing on March 1, 2026 on a 30-year amortization schedule. The mortgage is secured by real property and an assignment of leases and rents.

NV Energy Nevada Power Building

The mortgage loan payable by NV Energy was originated on July 9, 2020 by Washington Federal Bank, in the amount of $23,845. The outstanding balance as of June 30, 2021 and December 31, 2020 was $23,650 and $23,845, respectively. The mortgage loan has a maturity date of July 1, 2027. The mortgage loan has a fixed interest rate of 4.00% and began amortizing in July 2020 on a 25-year amortization schedule, with semi-annual payments. The mortgage is secured by real property and an assignment of leases and rents.

27

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

Pohilg Box Factory & Superior Warehouse

The mortgage loan payable by Pohilg Box Factory & Superior Warehouse was originated on November 19, 2020 by Bellwether Enterprise Mortgage Investments, LLC, in the amount of $10,829. The outstanding balance as of both June 30, 2021 and December 31, 2020 was $10,829, respectively. The mortgage loan has a maturity date of December 1, 2027. The mortgage loan has a fixed interest rate of 3.37% and begins amortizing on January 1, 2024 on a 30-year amortization schedule. The mortgage is secured by real property and an assignment of leases and rents.

Lubbock Medical Office Building

The mortgage loan payable in connection with Lubbock MOB was originated on June 26, 2020 by Stride Bank, N. A., in the amount of $5,845. The outstanding balance as of June 30, 2021 and December 31, 2020 was $5,738 and $5,789, respectively. The mortgage loan has a maturity date of June 15, 2027. The mortgage loan has a fixed interest rate of 4.15% during the initial 60 months of the mortgage loan. Commencing on June 15, 2025 and thereafter, the interest rate will be equal to the greater of 4.15% or the most recent US Treasury Yield for two years plus 3%. The mortgage loan began amortizing in July 2020 on a 30-year amortization schedule. The mortgage is secured by real property and an assignment of leases and rents.

Columbus Office Portfolio

The mortgage loan payable in connection with the Columbus Office Portfolio property was originated on November 1, 2019 by Citizens Bank, N.A. in the amount of $33,636 with an initial funding of $27,938 and future funding of $5,697. The outstanding balance as of June 30, 2021 and December 31, 2020 was $28,864 and $28,317, respectively. The mortgage loan has a maturity date of November 1, 2023, with one 12-month extension option. The mortgage loan has a variable interest rate of 30-day Libor plus 2.15% (2.25% as of December 31, 2020 and the Company has entered into an interest rate swap agreement through October 30, 2023 to pay at a fixed rate of 3.80%.) The mortgage loan is interest-only for the entire term of the loan. The mortgage is secured by real property and an assignment of leases and rents.

The Hamptons Apartments

The mortgage loan payable in connection with the Hamptons Apartments property was originated on October 1, 2019 by Argentic Real Estate Finance LLC in the amount of $15,850. The outstanding balance as of both June 30, 2021 and December 31, 2020 was $15,850. The mortgage loan is interest-only though the maturity date of November 6, 2029. The mortgage loan has a fixed interest rate of 4.03%. The mortgage is secured by The Hamptons Apartments property and an assignment of leases and rents.

La Privada Apartments

The mortgage loan payable in connection with the La Privada Apartments property was originated on May 31, 2019 by Argentic Real Estate Finance LLC in the amount of $10,070 with an initial funding of $10,070. The outstanding balance as of both June 30, 2021 and December 31, 2020 was $10,070. The mortgage loan has a fixed interest rate of 4.89%. The mortgage loan is interest-only until the maturity date of June 6, 2029. The mortgage is secured by real property and an assignment of leases and rents.

28

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

Note 7 – Related Party Borrowings

For the six months ended June 30, 2021 and the year ended December 31, 2020, the Company had no related party borrowings.

Note 8 – Business Combinations and Asset Acquisitions

RM Turtle Creek, LLC

On January 28, 2021, the Company acquired a 72.2% equity interest in Turtle Creek. Turtle Creek is an SPE formed to acquire, renovate, own and operate Turtle Creek, an apartment community located in Fenton, Missouri.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. Turtle Creek is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for Turtle Creek and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

January 28, 2021
Consideration
Cash (including transaction costs of $593 and debt proceeds of $18,900)	$25,485
Fair value of total consideration transferred	$25,485

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$3,069
Buildings and site improvements	22,094
Cash and cash equivalents	—
Intangible lease asset	305
Escrow, deposits and other assets	17
Total identifiable net assets	$25,485

Power House Sahara LV, LLC

On July 9, 2020, the Company acquired a 53.8% equity interest in NV Energy. NV Energy is an SPE formed to acquire, renovate, own and operate Nevada Power Building, a commercial office building located in Las Vegas, Nevada.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. NV Energy is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for NV Energy and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

29

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

July 9, 2020
Consideration
Cash (including transaction costs of $1,255 and debt proceeds of $23,845)	$34,605
Fair value of total consideration transferred	$34,605

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$1,957
Buildings and site improvements	49,979
Tenant improvements	1,643
Cash and cash equivalents	—
Intangible lease asset	7,055
Intangible lease liability	(26,029)
Escrow, deposits and other assets	—
Total identifiable net assets	$34,605

RM Lubbock MOB LLC

On June 26, 2020, the Company acquired a 100% equity interest in Lubbock MOB. Lubbock MOB is an SPE formed to acquire, renovate, own and operate Lubbock Medical Office Building, a covenant medical office building located in Lubbock, Texas.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. Lubbock MOB is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for Lubbock MOB and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

June 26, 2020
Consideration
Cash (including transaction costs of $310 and debt proceeds of $5,845)	$8,660
Fair value of total consideration transferred	$8,660

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$1,359
Buildings and site improvements	6,173
Tenant improvements	264
Cash and cash equivalents	—
Intangible lease asset	864
Escrow, deposits and other assets	—
Total identifiable net assets	$8,660

30

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

RM Pohlig LLC

On February 19, 2020, the Company acquired a 100% equity interest in Pohlig. Pohlig is an SPE formed to acquire, renovate, own and operate Pohlig Box Factory & Superior Warehouse, a multi-family apartment community located in Richmond, Virginia.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. Pohlig is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for Pohlig and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

February 19, 2020
Consideration
Cash (including transaction costs of $631 and debt proceeds of $10,829)	$16,588
Fair value of total consideration transferred	$16,588

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$1,660
Buildings, site improvements and furniture and equipment	14,583
Tenant improvements	46
Cash and cash equivalents	—
Intangible lease asset	242
Escrow, deposits and other assets	57
Total identifiable net assets	$16,588

Note 9 – Related Party Arrangements

From time to time, a special purpose entity in which we invest may pay our Manager or an affiliate of our Manager fees relating to the investment and management of our equity investments in real estate assets. A portion of these fees may be paid to personnel affiliated with our Manager, including officers of our Manager, Jillliene Helman and Eric Levy. These fees will be paid by the particular special purpose entity and not by us, and we will not be entitled to these fees. Although the special purpose entity pays these fees, there are instances in which we are the sole member, and have control, of the special purpose entity in connection with an equity investment in a real estate asset. Such fees include the following:

31

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

●	Buyer’s Real Estate Brokerage Fee / Real Estate Due Diligence Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 3% of the total contract purchase price of the property.

●	Financing Coordination Fee and Credit Guarantee Fee – fee paid to an affiliate of or personnel affiliated with our Manager in an amount up to 1.0% of the financing amount in the event that an affiliate or officer of our Manager provides services in connection with arranging the debt or provides a credit guarantee in connection with the financing.

●	Property-Level Asset Management Fee – fee paid to our Manager or an affiliate of our Manager in an amount equal to an annualized 1.50% of Effective Gross Income (as defined below) that will be paid monthly to the Manager for asset management services related to certain transactions. Effective Gross Income means a property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

●	Seller’s Real Estate Brokerage Fee / Real Estate Disposition Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 2% of the contract sales price of a property in the event that an affiliate of our Manager or our Manager provides disposition services for the property.

●

Promoted Interest – interest paid to our Manager or an affiliate of our Manager in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid (8% or higher) cumulative, non-compounded preferred return.

In addition, from time to time, when one of the affiliates of our Manager, including Realty Mogul Commercial Capital, Co., originates a commercial real estate loan or preferred equity investment that is sold to us, the borrower of the transaction may pay fees to Realty Mogul Commercial Capital, Co. The following fees may be paid by the borrower of a loan to affiliates of our Manager relating to the origination, investment and management of our debt, fixed income, and preferred equity assets. Such fees are paid to Realty Mogul Commercial Capital, Co. by the borrower entity and not by us. We will not be entitled to this fee.

●	Origination Fee – fee paid to an affiliate of the Manager in an amount up to 2% of the financing amount.

●	Extension Fee – fee paid to an affiliate of the Manager in an amount up to 1% of the financing amount per loan extension.

●	Modification Fee – fee paid to an affiliate of the Manager in an amount up to 1% of the financing amount per loan modification.

●	Default Interest – interest paid to an affiliate of Manager as defined under the particular loan agreement.

●	Prepayment Penalties – amount paid to an affiliate of the Manager where each prepayment penalty based on the amount of interest that would have accrued on the principal amount of the loan or preferred equity investment at the time of prepayment during the period commencing on the prepayment date and ending on the prepayment penalty period end date.

●	Exit Fee – fee paid to an affiliate of the Manager in an amount (i) up to 1% upon payoff or (ii) calculated as a percentage of the financing amount or outstanding loan balance per extension.

32

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

RM Adviser, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition and management of the Company’s real estate investments. For certain investments, the Manager is also entitled to promoted interest in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid an agreed upon (6.0% or higher) cumulative, non-compounded preferred return. A portion of these fees may be paid to personnel affiliated with our Manager, including officers of our Manager, Jilliene Helman and Eric Levy. These fees will be paid by the particular special purpose entity and not by us, and we will not be entitled to these fees. Although the special purpose entity pays these fees, there are instances in which we are the sole member, and have control, of the special purpose entity in connection with an investment in an equity asset.

For the six months ended June 30, 2021, $11 and $15, respectively, was paid to the Manager for asset management services related to La Privada Apartments and The Hamptons Apartments properties. For the six months ended June 30, 2020, $9 and $14, respectively, was paid to the Manager for management services related to La Privada Apartments and The Hamptons Apartments.

The Manager will be reimbursed for organization and offering expenses incurred in conjunction with the Follow-on Offering. The Company will reimburse the Manager for third-party organization and offering costs it incurs on our behalf. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – “Summary of Significant Accounting Policies – Organization, Offering and Related Costs.”

As of June 30, 2021 and December 31, 2020, the Company owed its Manager $86 and $38, respectively, in deferred offering costs. As of June 30, 2021 and December 31, 2020, $2,148 and $1,866, respectively, of offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offerings. During the six months ended June 30, 2021, $234 of deferred offering costs were repaid to the affiliate.

The Company pays the Manager a monthly asset management fee equal to an annualized rate of 1.00% of total equity value, payable in arrears. For purposes of this fee, total equity value equals (a) our then-current NAV per share, multiplied by (b) the number of our common shares then outstanding. During the six months ended June 30, 2021 and June 30, 2020, $405 and $333, respectively, of asset management fees were charged by the Manager. As of June 30, 2021 and December 31, 2020, $78 and $63, respectively, of asset management fees remained payable.

For the year ended December 31, 2020, a fee of $334 was paid on behalf of the Company to the Manager for services in connection with the due diligence regarding the acquisition of the NV Energy property.

33

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

Realty Mogul Commercial Capital, Co.

The Company pays Realty Mogul Commercial Capital, Co. (an, “RM Originator”) a servicing fee of 0.50% of the principal balance plus accrued interest of each loan or preferred equity investment and any applicable additional amounts associated with such investment to RM Originator for the servicing and administration of certain loans and investments held by us. RM Originator may decide to enter into a servicing agreement with an unaffiliated third party to service and administer the loans and preferred equity investments held by us, and pays for any expenses incurred in connection with standard subservicing thereunder out of the servicing fee paid to it by us. The servicing agreement will define the terms of the servicing arrangement as well as the amount of the servicing fee that is paid by RM Originator to the unaffiliated third party. The servicing fee is calculated as an annual percentage of the principal balance of the debt or preferred equity investment plus accrued interest and any applicable additional amounts associated with such investment, and is deducted at the time that payments on the asset are made. The fee is deducted in proportion to the split between accrued and current payments. Servicing fees payable by us may be waived at RM Originator’s sole discretion. During the six months ended June 30, 2021 and June 30, 2020, $22 and $56, respectively, was charged by the RM Originator. As of June 30, 2021 and December 31, 2020, $3 and $4, respectively, remained payable and are included in accounts payable and accrued expenses on the corresponding consolidated balance sheets.

The Company also pays RM Originator a special servicing fee for any non-performing asset at an annualized rate of 1.00% of the original principal balance of a non-performing debt or preferred equity investment serviced by such RM Originator and any additional amounts associated with such investment. Whether an investment is deemed to be non-performing is in the sole discretion of our Manager. As of June 30, 2021 and December 31, 2020, special servicing fees of $0 and $31, respectively, have been paid to the RM Originator.

The Company pays Realty Mogul Commercial Capital, Co. a buyer broker fee in connection with the acquisition of real estate. A portion of this fee may be paid to personnel affiliated with our Manager for their roles in sourcing the investment opportunity including the former managing director of our Manager. For the year ended December 31, 2020, a buyer’s broker fee in the amount of $318 was paid to Realty Mogul Commercial Capital, Co. in connection with the acquisition of Pohlig, of which $40 was paid to the former managing director of our Manager, and a buyer’s broker fee in the amount of $251 was paid to Realty Mogul Commercial Capital, Co. in connection with the acquisition of Lubbock MOB.

RM Communities, LLC

RM Communities, LLC is a subsidiary of RealtyMogul Co. For the period ended June 30, 2021, an acquisition fee in the amount of $498 was paid to RM Communities, LLC in connection with the acquisition of Turtle Creek.

For the six months ended June 30, 2021, $12 was paid to RM Communities, LLC for property-level asset management services related to Turtle Creek. For the six months ended June 30, 2020, no fees were paid to RM Communities, LLC for property-level asset management services.

Realty Mogul, Co. and Affiliates

If the Company has insufficient funds to acquire all or a portion of a loan or other investment, then it may obtain a related party loan from RM Originator or one of its affiliates on commercially reasonable terms. Our LLC Agreement authorizes us to enter into related party loans. Related party loans that, in the aggregate, do not exceed $20 million and do not carry an interest rate that exceeds the then current applicable prime rate with respect to such loans, can be entered into without the approval of an independent representative or the advisory board. All other related party loans would require prior approval from an independent representative or advisory board. However, neither Realty Mogul, Co. nor its affiliates are obligated to make a related party loan to the Company at any time.

34

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands, excepts for except share and per share data)

For the six months ended June 30, 2021 and the year ended December 31, 2020, affiliates of Realty Mogul, Co. received an aggregate of $0, and $86, respectively, for syndication fees, which are netted against the respective equity.

In 2019, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 24.2% interest in Columbus. The entity’s equity investment in Columbus Office Portfolio was $3,000, as of June 30, 2021 and December 31, 2020.

In 2020, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 23.1% interest in NV Energy. The entity’s equity investment in NV Energy was $2,575 as of June 30, 2021 and December 31, 2020.

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 28% interest in Turtle Creek. The individual investors’ equity investment in Turtle Creek was $2,300 as of June 30, 2021.

RM Sponsor, LLC, Shareholder and Sponsor

RM Sponsor, LLC is a shareholder of the Company and holds 267 and 259 common shares, respectively, as of June 30, 2021 and December 31, 2020.

Executive Officers of our Manager

As of the date of the filing of this Semiannual Report has been filed, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Jilliene Helman	34	Chief Executive Officer and Chief Financial Officer
Eric Levy	34	Vice President, Portfolio Manager
Saher Hamideh	43	Chief Compliance Officer and Secretary

Jilliene Helman has served as Chief Executive Officer of our Manager since its inception in March 2016, its Chief Financial Officer since October 31, 2018 and its Chief Compliance Officer and Secretary from February 2021 to March 2021. Ms. Helman has served as the Chief Executive Officer and a director of Realty Mogul, Co. since May 2012.

Eric Levy has served as Vice President, Portfolio Manager of our Manager since January 2019. Mr. Levy has served as a Vice President, Asset Management of Realty Mogul, Co. since October 2017.

Saher Hamideh has served as Chief Compliance Officer and Secretary of our Manager since March 2021.

Note 10 – Stock Award

For the six months ended June 30, 2021, the Company issued 1,000 common shares each to Mr. Levy, Ms. Helman and our independent representative. For the year ended December 31, 2020, we issued 1,000 shares to Mr. Levy. Compensation expense in the amount of $30 and $9, respectively, was recorded in 2021 and 2020, based on the offering price at the time of issuance of $10.02 and $9.45 per share, respectively, which approximates fair value.

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MogulREIT I, LLC

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

Note 11 – Economic Dependency

Under various agreements, the Company has engaged or will engage RM Adviser and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon RM Adviser and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 12 – Commitments and Contingencies

Legal Proceedings

As of June 30, 2021, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant.

COVID-19

During the six months ended June 30, 2021, the effects of the COVID-19 virus have continued impacting many aspects of the U.S. economy. The Company recognized that COVID-19 may have an adverse impact on its business and investments, however, as of the date these financial statements were available to be issued, there were no material quantifiable measurements of adverse effects on the Company’s business or investment.

Note 13 - Subsequent Events

Events that occur after the consolidated balance sheets date, but before the consolidated financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheets date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the consolidated balance sheets date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through September 28, 2021, the date the consolidated financial statements were available to be issued, and noted no events that provided evidence of conditions that existed on the balance sheets date that were not properly recorded or required disclosure.

Kings Landing – Creve Coeur, Missouri

On July 28, 2021, the Company acquired an $8,000 controlling equity investment related to the acquisition and renovation of a 152-unit multifamily asset with ground-floor retail spaces located in Creve Coeur, Missouri, a suburb of St. Louis, Missouri.

Roosevelt Commons – Vancouver, Washington

On September 20, 2021, the Company acquired a $3,350 controlling equity investment related to the acquisition of a property comprised of 36 townhome style units located in Vancouver, Washington.

Minnehaha Meadows – Vancouver, Washington

On September 20, 2021, the Company acquired a $3,650 controlling equity investment related to the acquisition of a property comprised of 49 townhome style units located in Vancouver, Washington.

Distributions Declared and Paid and Offering Proceeds

From July 1, 2021 through September 28, 2021, we declared and paid distributions of $1,335.

From July 1, 2021 through September 28, 2021, a total offering cost of $161 was reimbursed to the Manager.

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Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1	Amended and Restated Certificate of Formation (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
2.2	Second Amended and Restated Limited Liability Company Agreement of MogulREIT I, LLC (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)
2.3	First Amendment to the Second Amended and Restated Limited Liability Company Agreement of MogulREIT I, LLC (incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A/A, filed on January 18, 2019)
2.4	Second Amendment to the Second Amended and Restated Limited Liability Company Agreement of MogulREIT I, LLC (incorporated by reference to Exhibit 2.4 to the Company’s Offering Statement on Form 1-A POS, filed on December 20, 2019)
2.5	Third Amendment to the Second Amended and Restated Limited Liability Company Agreement of MogulREIT I, LLC (incorporated by reference to Exhibit 2.5 to the Company’s Offering Statement on Form 1-A POS, filed on June 19, 2020)
2.6	Fourth Amendment to the Second Amended and Restated Limited Liability Company Agreement of MogulREIT I, LLC (incorporated by reference to Exhibit 2.6 to the Company’s Offering Statement on Form 1-A POS, filed on June 17, 2021)
4.1	Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A POS, filed on December 22, 2016)
4.2	Distribution Reinvestment Plan (incorporated by reference to Exhibit 4.2 to the Company’s Offering Statement on Form 1-A POS, filed on December 22, 2016)
6.1	Loan Servicing Agreement between MogulREIT I, LLC and Realty Mogul, Co. (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.2	Amended and Restated Loan Servicing Agreement between MogulREIT I, LLC and Realty Mogul Commercial Capital, Co. (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A POS, filed on December 20, 2019)
6.3	License Agreement between MogulREIT I, LLC and Realty Mogul, Co. (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.4	Shared Services Agreement between RM Adviser, LLC and Realty Mogul, Co. (incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.5	Master Technology and Services Agreement between RM Technologies, LLC and RM Sponsor, LLC (incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)
6.6	Master Loan Purchase Agreement between Realty Mogul, Co. and Realty Mogul Commercial Capital, Co. and MogulREIT I, LLC (incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)
6.7	First Amendment to Master Loan Purchase Agreement between Realty Mogul, Co. and Realty Mogul Commercial Capital, Co. and MogulREIT I, LLC (incorporated by reference to Exhibit 6.7 to the Company’s Offering Statement on Form 1-A/A, filed on May 6, 2019)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Los Angeles, California on September 28, 2021.

MOGULREIT I, LLC

By:	RM Adviser, LLC, its Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer and Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer of
/s/ Jilliene Helman	RM Adviser, LLC	September 28, 2021
Jilliene Helman	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

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